ARIS
MAY 2 2002
P.E.
12-28-01

02033831

THE POWER TO DO GREAT THINGS™

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

WILSON GREATBATCH TECHNOLOGIES, INC.

About Wilson Greatbatch Technologies

Wilson Greatbatch Technologies, Inc. (WGT) is a leading developer and manufacturer of power sources, wet tantalum capacitors and precision engineered components used in implantable medical devices and other demanding applications. For over 30 years, WGT's products have provided THE POWER TO DO GREAT THINGS™ for the medical device industry. As medical technology has advanced, WGT has led the way in the development of smaller and more powerful batteries, capacitors and precision engineered components for implantable medical devices. WGT's innovation and expertise enable its customers to advance their systems' technology: making implantable devices smaller and longer lasting with enhanced functionality. WGT also leverages its expertise in designing and developing innovative power sources for demanding applications such as aerospace, oil and gas exploration, and oceanographic applications around the world.

Table of Contents

The Power To Do Great Things™ is a trademark of Wilson Greatbatch Technologies, Inc.

FINANCIAL HIGHLIGHTS

(in thousands, except per share data and ratio analysis section) Fiscal Year	2001	2000	1999	1998	1997[a]
OPERATIONS					
Revenues	**$ 135,575**	$ 97,790	$ 79,235	$ 77,361	$ 57,661
Gross profit	**60,859**	42,344	38,178	40,907	30,498
Research, development and engineering (RD&E) costs, net	**12,575**	9,941	9,339	12,190	9,019
Earnings before interest, taxes, depreciation and amortization (EBITDA)	**36,034**	26,291	22,152	20,543	12,346
Income (loss) from continuing operations[b]	**11,591**	1,020	(1,709)	690	(1,574)
Net income (loss)	**8,597**	(548)	(2,272)	690	(1,574)
Earnings (loss) per share from continuing operations - diluted	**$ 0.58**	$ 0.07	$ (0.14)	$ 0.06	NA
Net earnings (loss) per share - basic	**0.44**	(0.04)	(0.18)	0.07	NA
Net earnings (loss) per share - diluted	**0.43**	(0.04)	(0.18)	0.06	NA
Weighted average shares outstanding - basic	**19,563**	14,167	12,491	10,461	NA
Weighted average shares outstanding - diluted	**19,945**	14,434	12,491	10,677	NA
CASH FLOW AND BALANCE SHEET					
Depreciation and amortization	**$ 13,929**	$ 12,102	$ 11,363	$ 9,190	$ 6,814
Cash flow from operations	**21,455**	18,160	8,992	9,053	(4,219)
Inventories	**29,026**	13,643	13,583	13,291	9,872
Total assets	**283,520**	181,647	189,779	194,390	111,709
Total debt	**74,000**	33,602	132,402	130,733	70,863
Total liabilities	**94,676**	45,813	143,372	148,795	83,470
Total stockholders' equity	**188,844**	135,834	46,407	45,595	28,239
RATIO ANALYSIS AND OTHER					
Debt, net of cash, to total capitalization	**12%**	20%	72%	72%	69%
Current ratio	**2.85**	2.01	2.12	1.66	1.74
Interest coverage ratio	**10.04**	2.03	1.65	1.94	1.50
Inventory turns	**3.5**	4.1	3.1	3.1	3.0
Number of employees	**1,152**	834	734	579	586
Number of registered shareholders	**233**	87	NA	NA	NA

SEC MAIL PROCESSING SECTION RECEIVED MAY 0 2 2002 151 WASH., D.C.

(a) The 1997 information includes Wilson Greatbatch Ltd. ("Predecessor") for the period from January 1, 1997 to July 10, 1997 and Wilson Greatbatch Technologies, Inc. for the period from July 11, 1997 to January 2, 1998 as if the July 1997 leveraged buyout had occurred on January 1, 1997. These amounts were derived by combining financial data from the audited historical financial statements of both Wilson Greatbatch Ltd. and Wilson Greatbatch Technologies, Inc. for fiscal 1997. Such *amounts exclude the write-off of purchased, in-process research, development and engineering cost of $23.8 million and transaction expenses of $11.1 million. It includes additional interest of $3.9 million and additional intangible amortization* of $1.8 million.

(b) Represents income (loss) before extraordinary loss and cumulative effect of accounting change.

OUR MISSION...To be the world's leading independent manufacturer of innovative power sources, precision components, and provider of specialty devices for medical science and similar technically demanding applications.

OUR VISION...To enhance the value of the Company for its customers, the WGT employee team members and its shareholders by developing and manufacturing innovative products that contribute to the benefit of society. Over the long term, we will promote the security of our shareholders' investment, the security of supply to our customers and the security of opportunity for our employees. We will emphasize safety, quality and customer satisfaction in order to promote personal and business growth in an environment that encourages openness, trust and teamwork.



enabling technologies

to discover new ways to bring value to our shareholders

em·ā′bl′ing



Edward F. Voboril
Chairman, President and CEO

To Our Shareholders, Our Customers and Our Employees...

The year 2001 was an outstanding year for our company by any measure.

- **Record revenues** of $135.6 million (The prior year's record was beaten by the end of the third quarter of 2001.)
- **Record income** from continuing operations of $11.6 million.
- **Record net income** of $8.6 million.
- **Record diluted earnings** per share from continuing operations of $0.58.
- **Record EBITDA** of $36.0 million.
- Successful secondary offering.
- **Institution of Six Sigma** Quality Program.
- **Successful acquisition** of Greatbatch-Sierra.
- Established new Emerging Technologies business unit.
- **Development** of exciting new technologies for our new product pipeline.
- **Major Research & Development** facility expansion underway.
- Twenty-five **new patents** granted.
- Named by RED HERRING MAGAZINE in 2001 as one of the **top 25 technology IPOs of 2000.**

Financial Highlights

I am proud to report that our company has had a year of accomplishment from every point of view. Organic revenue growth, cash generation, a successful acquisition, development of our intellectual property portfolio, and progress on important new technologies are some of the key areas where our people did an outstanding job and recorded significant successes during 2001.

Revenues reached a record $135.6 million, a 39% increase over the prior year, and came across all of the Company's product lines. In addition, we added a new business, Greatbatch-Sierra, in June of 2001. Income from continuing operations of $11.6 million represented another record, and was $10.6 million over the $1.0 million of 2000. This substantial improvement was due both to sales growth and margin expansion in 2001. Net profit in 2001 produced yet another record of $8.6 million, or $0.43 per diluted share, compared with a net loss of $0.5 million or $0.04 cents per diluted share for 2000. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased by 37% in 2001 to a record $36.0 million. This increase reflects our continued strong cash flow from our focus on operations and working capital management.

Due in part to our secondary offering and primary share placement in July of 2001, our strengthened balance sheet gives us the means to reinforce our strategic profile through acquisitions or other investments that will extend our existing business, broaden our customer base, and expand our product lines into adjacent and higher value-added markets. The result is that we head into 2002 and beyond with a platform for growth that has been greatly strengthened by our successes.

Looking ahead, our opportunities have never been greater. Over the next few years, substantial growth will come from three areas. First, recently completed clinical trials have conclusively demonstrated the benefits of implantable electronic devices for patients with congestive heart failure, a degenerative disease that is the number one cause of hospitalizations in the United States. Our implantable power components (batteries and capacitors) will ride this wave over the next three to five years. Second, there is an accelerating trend on the part of regulatory agencies to require that implantable medical electronics be protected from interference from devices like cell phones and two-way pagers. Greatbatch-Sierra, the business we acquired in June 2001, will exploit this opportunity through its proprietary filtering technology. But looking a bit further into the future, we know that a technology company like Wilson Greatbatch cannot thrive by resting on its laurels. We know that our strategic imperative is to reinvent ourselves as advances in medical technologies provide new approaches to therapy for millions of people worldwide. So, our third growth area will come from participation in emerging medical device markets like hearing assist, artificial heart and left ventricular assist devices which will address these new therapeutic approaches.

Business Overview

Our core medical market, cardiac rhythm management (CRM), is poised for new growth at a time when we are confident that we can continue to bring new products and



revenues
(in millions)
$150
125
100
75
50
25
0
77.4
97.8
1997(a)
1998
1999
2000
2001



gross profit
(in millions)
$70
60
50
40
30
20
10
0
40.9
42.3
1997(a)
1998
1999
2000
2001

(a) See note (a) to Financial Highlights on page 1.

enabling technologies to market and raise the industry benchmark for product performance and quality.

Longer term, we have opportunities in new, but closely allied, implantable medical devices with applications, for example, in neurophysiology, drug infusion, and otology. These markets and technologies will be developed as we go forward into the future. At the same time, petroleum and natural gas exploration and production from which we derive approximately 20% of our revenues, is expected to maintain its growth once the world economy begins to recover and the effects of the longer-term oil and gas reserve depletion cycle become apparent.


EBITDA
(in millions)
$40
30
20
10
0
20.5
26.3
1997(a)
1998
1999
2000
2001

EBITDA - earnings before interest, taxes, depreciation and amortization.
(a) See note (a) to Financial Highlights on page 1.


debt & equity
(in millions)
$275
250
225
200
175
150
125
100
75
50
25
0
28.2
45.6
46.4
135.8
188.8
1997
1998
1999
2000
2001

WGT Quality

For more than 31 years, we have nurtured a culture that is focused on quality. This year, by implementing the tools and disciplines of "Six Sigma™," a scientific methodology of measuring, analyzing, improving, and controlling every process, we will take quality to a new level at WGT. Training is essential to the successful implementation of a Six Sigma Quality Program. Every employee at WGT has been trained in continuous improvement quality tools. Additionally, we are making the investment in training approximately 150 "Green Belts" and "Black Belts" that will lead projects, mentor, and broaden the involvement in this initiative throughout the organization. Our initial focus will be on projects that reduce variability and improve efficiency in our internal organization. We will then move the focus to "Designing for Six Sigma" to ensure that, from the start, our customers get what they want, when they want it. Our leaders at every level of WGT recognize the importance of Six Sigma quality to our future. The Six Sigma initiative will drive rigorous process discipline and a relentless focus on customer satisfaction.

Our Products/Markets

Medical power, our largest traditional business, includes batteries and power capacitors for implantable medical devices. Our original end-use market, bradycardia pacing,

Six Sigma™ is a trademark of Motorola, Inc.

where we have sold lithium iodine batteries for over 25 years, is considered a mature market and will provide single digit growth rates. However, the power source market for implantable cardioverter defibrillators (ICDs), where we sell our high-value-added silver vanadium oxide (SVO) technology cells, has been growing at a 15% to 20% pace since 1985. Our growth in the ICD marketplace is expected to be driven by demographics and the broadening of patient groups who will be eligible to receive ICDs for new treatment of an expanding list of indications. The MADIT II study, concluded in 2001, showed that two very large, new populations could benefit from ICDs today, but do not yet receive them. The first, patients suffering from the most severe forms of congestive heart failure (CHF), will have the largest impact on our battery revenues when they begin to receive implants over the next few years. Another opportunity is the potentially large number of asymptomatic patients who could benefit from an ICD to protect them in the event of myocardial infarction or sudden cardiac death, but who have not received devices to date. Our implantable battery, capacitor, and filtered feedthrough products should benefit from the combined growth of these indications, realizing compound annual revenue growths at double-digit levels. Beyond today's products, we will protect and expand our opportunities by introducing improved ICD battery technologies that will enable our customers to develop ever more powerful solutions to these medical challenges in smaller packages.

As a result of this year's successful acquisition of Greatbatch-Sierra, our Medical Components group will benefit from the rapidly growing market for electromagnetic interference (EMI) protection of implantable medical devices. Accelerated acceptance of ICDs will provide an added layer of growth for both our Greatbatch-Hittman and Greatbatch-Sierra divisions. Electromagnetic interference filtering is an emerging technology driven by a market shift that is expected to require protection for all implantable electronics in order to make them immune to interference from cell phones, two-way pagers and the like. This perspective brought us to our strategic decision to acquire Greatbatch-Sierra in June of 2001. Greatbatch-Sierra brought significant intellectual property in filtering feedthroughs for ICDs, as well as enabling technology currently under development at Greatbatch-Hittman, that



R&D expenses
(in millions)
$15
10
5
0
12.2
9.9
1997(a)
1998
1999
2000
2001

(a) See note (a) to Financial Highlights on page 1.

will integrate the filtered capacitor with the feedthrough resulting in a single assembly with lower cost and better performance than the current hybrid. Building on a base of business as a supplier of critical components and assemblies to the CRM market, Engineered Components will continue to develop new products and add value through a higher level of assemblies. Our Electrochem business provides enabling technologies to demanding markets where the price of failure far exceeds the price of the battery, like petroleum exploration and space flight.

Emerging Technologies

While significant new directions are being shaped by the activities of our established business units, we have recognized the need to find additional opportunities that spring from our existing markets and established technical competencies. This recognition has led us to the creation of a new business unit within WGT, designated Emerging Technologies. Emerging Technologies currently includes implantable drug pumps and rechargeable lithium-ion battery technology for implantable devices, such as in hearing-assist, artificial heart, and left ventricular assist devices.

Research & Development

We now employ about 200 scientists, engineers and technicians who are dedicated to the full time advancement of our enabling technologies. On average, we spend over 10% of sales revenue yearly on research, development and engineering. Many of the business opportunities we envision will depend upon the successful development of the new products and processes being pursued by our Research & Development group. In 2001, we broke ground on a state-of-the-art $4.5 million Research & Development addition to house our growing R&D Group effort. Occupancy is scheduled for May 2002. The collective imagination and creativity of the members of our technical staff produced a record of 25 granted patents in 2001.

We ended 2001 with enormous confidence in the future of our Company. Confidence in our destiny to continue and lead change, seize opportunities and grow our Company, confidence in our quality and technologies to enable solutions and solve problems and confidence in our people who are benefiting from the development of leaders at every level of our organization. Our challenge will be to continue to focus on our customers and key opportunities while leveraging our technology and quality leadership to continue our successes. The coming year and beyond offers a time of great challenge and excitement for everyone at WGT. It is a privilege for me to lead your Company at this important time. I look forward to sharing our exciting future with you.

Sincerely,

Edward F. Voboril

Edward F. Voboril
Chairman, President and CEO
March 11, 2002



e n a b l i n g   t e c h n o l o g i e s

to provide a better quality of life

en•ā′bl′ing


DEMO

The world smallest pacemaker, a pediatric model powered by a WGT battery.

Wilson Greatbatch Technologies, Inc. (WGT) has developed enabling technologies which are presently used to power over 90% of the world's pacemakers and defibrillators – it is that fundamental statement that best embodies our commitment to providing the enabling technologies that, in turn, enhance and provide life for millions worldwide. For a large part of our corporate history, it was the WGT power cell that almost exclusively defined our contribution to the implantable cardiac rhythm management (CRM) device industry. And while battery sales still represent 35% of our total revenue, our presence within CRM devices has grown tremendously. Batteries, capacitors, electromagnetic interference (EMI) filtered feed-throughs, leads, distal eluting tips, biocompatible coatings, terminal blocks and molded headers are all examples of WGT products that are enabling significant device size reduction while enhancing device performance.

Implantable Power Sources

The traditional high-tech power cell segment of the Implantable Power Sources (IPS) business remains a robust growth engine that posted record 2001 revenues of $46.9 million representing a 13% increase over 2000 sales. These sales were driven by two main medical product applications...pacemakers and defibrillators. The pacemaker market continues to represent steady growth, in part based upon the predictable needs of an aging population. More potential growth exists on the defibrillator side, however, as advances continue to be made in that technology. Even more exciting is Wilson Greatbatch's development of new battery products for new cardiac rhythm management devices.

Our customers, the device manufacturers, continue to add features such as remote telemetry capability to their products that demand more sophisticated power sources. We are driven to provide enabling technical solutions to meet or exceed our customers' requirements in smaller, uniquely shaped packages containing increasingly higher energy densities. Our company meets these significant challenges with industry leading innovative technical approaches involving new chemistries, folded cathode configurations, novel form factors (allowing custom shapes to more efficiently fit into devices) and new and sophisticated cathode/barrier fabrication techniques.

Implantable Capacitors

Closely related in function to our batteries, as energy storage devices, are our new implantable wet tantalum

Novel form batteries, capacitors and EMI filtered feedthroughs.



capacitors. The implantable capacitor business has now evolved from a pilot/prototype operation to a full commercial entity. This product also benefits from a synergy with our traditional business, leveraging new battery technologies and designs, to create capacitors in unique, customer proprietary shapes that most efficiently fill the limited spaces inside a CRM device.

Medical Components

Significant news in the components segment of our business this year was the acquisition of what is now known as Greatbatch-Sierra. This valuable addition to our company provides still another portal of enabling technologies to offer comprehensive, integrated, solution-driven resources to our device customers. Our Medical Components Group represented by Greatbatch-Sierra, Greatbatch-Hittman and Engineered Components amounted to 30% of total revenue in 2001. It is important to note, however, that future performance will not only come from what we regard as traditional component sales, but also from involvement in exciting new projects. Some of these products include the Left Ventricular Assist Device (LVAD), the insulin delivery pump, and the implantable valve, which precisely delivers fluid in pain management cases (helping patients with chronic back pain, cancer and spinal injury.) These are truly enabling technologies in every sense – not only making the device manufacture possible, but enabling people to live fuller, richer and potentially longer lives. Our ongoing commitment to the components business will mean continually upgrading capital equipment and processes to enhance production. At the same time we will be shifting to more sub-assembly work, where we have the opportunity to add



medical revenues
(in millions)
$110
100
90
80
70
60
50
40
30
20
10
0
5.7
0.1
14.0
2.3
26.4
12.6
29.9
20.3
40.5
1997(a)
1998
1999
2000
2001
Power Sources
Capacitors
Components

(a) See note (a) to Financial Highlights on page 1.



This one piece molded pacemaker header illustrates an Engineered Components' sub-assembly.

significant additional value for customers. Planned manufacturing enhancements will include increasing clean-room capability, hybrid molding and glass-to-metal seal fabrication (focused on increasing our capabilities and throughput).

Research & Development

Driving much of the technological growth we're seeing in so many areas is, of course, our Research & Development program. Current projects in R&D include exciting work with lithium-ion rechargeable batteries for LVAD and artificial heart use (WGT batteries are powering the headline-making Abiomed artificial heart, as well as the Jarvik LVAD). New batteries for defibrillators and congestive heart failure (CHF) devices are also under active investigation having the potential to provide a 10-20% increase in longevity over existing systems. New Research & Development labs are presently being built and will be occupied in Spring 2002, but perhaps the most telling indicators of our R&D strength are the 25 patents granted to WGT in 2001 and the 85 patents in the last 5 years. All of our aforementioned capabilities, unified with cutting edge "best practices" Six Sigma quality management and a continually enhanced Information Technologies (IT) effort assure that Wilson Greatbatch Technologies, Inc. and its people will continue our tradition of providing the cutting edge, industry leading enabling technologies needed by our customers and, in turn, their patients.



medical segment income
from operations
(in millions)
$40
30
20
10
0
28.9
30.0
1997(a)
1998
1999
2000
2001



new patents granted
30
20
10
0
13
23
1997
1998
1999
2000
2001

(a) See note (a) to Financial Highlights on page 1.



e n a b l i n g   t e c h n o l o g i e s

to apply technology to greater challenges

---

en·ā′bl′ing



Electrochem's batteries are as diverse in configuration as they are in their application.

2001 was an important year for Electrochem, WGT's Commercial Battery business unit. Revenues for 2001 exceeded $27.9 million. The acquisition of Battery Engineering, Inc. (now Electrochem-Canton) in August 2000, was perfectly timed to take advantage of the significant increase in battery demand from our oilfield services customers. The continuing integration of the Canton product line and related production capability into Electrochem has progressed well in 2001. Some products have been consolidated with the existing Electrochem product line and new products are in development that will provide enabling solutions to our customers and are expected to open market segments not traditionally served by Electrochem. The strategic initiative to increase Electrochem's share of the value-added pack business was implemented this year by qualifying Electrochem-built battery packs for a number of key customers in the oilfield services industry.

Electrochem's position and value in the marketplace was further enhanced with the addition of Electrochem-Canton, since the two independent operating facilities inherently address security of supply concerns of customers. This is particularly important to our customers for whom our batteries serve as critical components in large and complex processes and operations. The two facilities assure a continuous supply of batteries and that, in turn, offers a huge advantage over almost all of our competitors.

Our new Super-D cell, another outstanding example of our enabling technology, also played an important part in our 2001 story as it passed critical tests in the important Marine Seismic market and rewarded our efforts with significant new orders. A new supply agreement with our largest customer for pipeline inspection gauge batteries continues our leadership in this important and growing segment. Additionally, Electrochem is presently engaged in the intensive process of becoming our largest Commercial customer's first certified supplier. This again is evidence of the confidence shown in Electrochem when the requirement demands remote power supplies for critical applications and/or demanding environments. Additionally, new supply agreements with two key customers resulted in a significant increase in business in the second half of 2001.

Battery packs offer dependable power in challenging environments.



On the Electrochem manufacturing side of the story, significant process and systems improvements, as well as new Six Sigma quality initiatives have improved productivity and at the same time reduced waste. Enhancements to existing manufacturing technologies have significantly increased throughput and shortened delivery times. Concurrently, on-time shipments are a top priority, again demonstrating our commitment to customer satisfaction. The high level of attention paid to continuous improvement is evident not only in our product but becomes more and more important in our service to the market. Competition is keen and we work hard to position our services ahead of that competition through the quality of our product as well as our service capabilities.

Electrochem not only provides sales and service support through our world-wide network of qualified distributors, but additionally provides customers with specific applications engineering, technical support, on-site safety training, dock-to-stock programs and custom engineered and manufactured products.

Throughout our markets, Electrochem's brand name is synonymous with enabling technologies, customized solutions, and the highest quality, highest reliability power sources available. With the addition of Electrochem-Canton, we expect to leverage that reputation into new and exciting applications that will enhance revenues, and allow us to diversify into new segments of existing markets.

commercial revenues


(in millions)
$30
25
20
15
10
5
0
12.9
14.0
1997(a)
1998
1999
2000
2001

(a) See note (a) to Financial Highlights on page 1.

commercial segment income
from operations


(in millions)
$9
8
7
6
5
4
3
2
1
0
4.3
3.5
1997(a)
1998
1999
2000
2001

(a) See note (a) to Financial Highlights on page 1.

en·a'bl'ing to apply technology to greater challenges

Selected Consolidated Financial Data

(In thousands, except per share data)	Wilson Greatbatch Technologies, Inc.					Wilson Greatbatch Ltd.[1]
Years/periods ended	**December 28, 2001[4]**	**December 29, 2000[3]**	**December 31, 1999**	**January 1, 1999[2]**	**July 11, 1997 to January 2, 1998**	**January 1, 1997 to July 10, 1997**
Revenues	$ 135,575	$ 97,790	$ 79,235	$ 77,361	$ 27,193	$ 30,468
Cost of goods sold	74,716	55,446	41,057	36,454	12,241	14,922
Gross profit	60,859	42,344	38,178	40,907	14,952	15,546
Selling, general and administrative	18,174	11,473	9,880	11,484	5,412	6,729
Research, development and engineering, net	12,575	9,941	9,339	12,190	4,619	4,400
Intangible amortization	7,726	6,530	6,510	5,197	1,810	—
Transaction related expenses	—	—	—	—	—	11,097
Write-off of purchased in-process research, development and engineering	—	—	—	—	23,779	—
	22,384	14,400	12,449	12,036	(20,668)	(6,680)
Interest expense, net	3,588	12,958	13,420	10,572	4,128	252
Other	266	(189)	1,343	364	74	(117)
Income (loss) before income taxes, extraordinary loss and cumulative effect of accounting change	18,530	1,631	(2,314)	1,100	(24,870)	(6,815)
Income tax expense (benefit)[5]	6,939	611	(605)	410	(9,468)	1,053
Extraordinary loss on retirement of debt	(2,994)	(1,568)	—	—	—	—
Cumulative effect of accounting change	—	—	(563)	—	—	—
Net income (loss)	$ 8,597	$ (548)	$ (2,272)	$ 690	$ (15,402)	$ (7,868)
Net earnings (loss) per share[6]						
Basic	$ 0.44	$ (0.04)	$ (0.18)	$ 0.07	$ (1.74)	$ (874)
Diluted	$ 0.43	$ (0.04)	$ (0.18)	$ 0.06	$ (1.74)	$ (874)
Weighted average shares outstanding[6]						
Basic	19,563	14,167	12,491	10,461	8,855	9
Diluted	19,945	14,434	12,491	10,677	8,855	9
Financial position at year end:						
Total assets	$ 283,520	$ 181,647	$ 189,779	$ 194,390	$ 111,709	NA
Long-term obligations	61,397	30,951	127,623	129,563	72,714	NA
Total liabilities	94,676	45,813	143,372	148,795	83,470	NA
Total stockholders' equity	188,844	135,834	46,407	45,595	28,239	NA

(1) The financial data for periods prior to July 11, 1997 relate to Wilson Greatbatch Ltd., our predecessor.

(2) In August 1998, we acquired the assets and liabilities of Greatbatch-Hittman. These figures include the results of operations of Greatbatch-Hittman from August 8, 1998 to January 1, 1999.

(3) In August 2000, we acquired the capital stock of Battery Engineering, Inc. (BEI). These figures include the results of operations of BEI from August 4, 2000 to December 29, 2000.

(4) In June 2001, we acquired substantially all of the assets and liabilities of Greatbatch-Sierra. These figures include the results of operations of Greatbatch-Sierra from June 18, 2001 to December 28, 2001.

(5) Wilson Greatbatch Ltd., our predecessor, incurred minimal state taxes as a former subchapter S corporation. The federal and state taxes for the period from January 1, 1997 to July 10, 1997 are directly attributable to our acquisition of our predecessor in July 1997.

(6) We calculate basic earnings per share by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. We calculate diluted earnings (loss) per share by adjusting for common stock equivalents, which consist of stock options. During the period from July 11, 1997 to January 2, 1998 and the year ended December 31, 1999, 0 and 0.2 million shares of common stock, respectively, were not included in the computation of diluted earnings per share because to do so would be antidilutive for those periods. Diluted earnings per share for all other periods include the potentially dilutive effect of stock options.

We are a leading developer and manufacturer of power sources, feedthroughs and wet tantalum capacitors used in implantable medical devices. We also develop and manufacture other precision-engineered components used in implantable medical devices. We leverage our core competencies in technology and manufacturing to develop and produce power sources for commercial applications that demand high performance and reliability. These applications include aerospace, oil and gas exploration and oceanographic equipment.

In June 2001, we acquired substantially all of the assets of the Sierra-KD Components division of Maxwell Technologies, Inc. (Greatbatch-Sierra), a developer and manufacturer of electromagnetic interference filters and capacitors primarily for implantable medical devices, for $49.0 million in cash and certain assumed liabilities. The acquisition was accounted for as a purchase. The excess of the acquisition cost over the fair value of the net assets acquired was recorded as goodwill.

In July 2001, we completed a stock offering of 7.8 million shares of common stock, comprised of 5.8 million shares sold by existing shareholders and 2.0 million newly issued shares. The Company received $43.6 million in net proceeds to be used for general corporate purposes, including acquisitions and debt reduction.

We derive revenues from the sale of medical and commercial products. Our medical revenues consist of sales of implantable power sources, capacitors and components. Our commercial revenues consist of sales of commercial power sources.

Our implantable power source revenues are derived from sales of batteries for pacemakers, implantable cardioverter defibrillators (ICDs) and other implantable medical devices. We also record royalties as implantable power source revenues for licenses we have granted to others for the manufacture of batteries using designs and processes patented by us. Our capacitor revenues are derived from sales of our wet tantalum capacitors, which we developed for use in ICDs. Our component revenues are derived from sales of feedthroughs, electrodes, electromagnetic interference (EMI) filters and other precision components principally used in pacemakers and ICDs. We also sell our components for use in other implantable medical devices. Our commercial power sources revenues are derived primarily from sales of batteries for use in oil and gas exploration. We also supply batteries to NASA for its space shuttle program and other similarly demanding commercial applications.

A substantial part of our business is conducted with a limited number of customers. Our two largest customers accounted for approximately 66% of revenues in 2001. We have entered into long-term supply agreements with most of our large customers. For each of our products, we recognize revenue when the products are shipped and title passes. We do not give warranties to our customers for our products and to date, returns have been immaterial.

Cost of goods sold includes materials, labor and other manufacturing costs associated with the products we sell. Selling, general, and administrative expenses include salaries, facility costs, professional service fees, and patent-related and other legal expenses. Research, development, and engineering costs include expenses associated with

the design, development, testing, deployment and enhancement of our products. We record cost reimbursements received for research, development and engineering conducted on behalf of customers as an offset to research, development and engineering expenses.

Our fiscal year ends on the closest Friday to December 31. Accordingly, our fiscal year will periodically contain more or less than 365 days. For example, fiscal 1999 ended on December 31, 1999, fiscal 2000 ended December 29, 2000 and fiscal 2001 ended on December 28, 2001. Our fiscal quarters are three-month periods that end on the Friday closest to the end of the applicable calendar quarter.

The commentary that follows should be read in conjunction with our consolidated financial statements and related notes.

Fiscal 2001 compared with Fiscal 2000

Total revenues for 2001 were $135.6 million, a $37.8 million, or 39%, increase from $97.8 million for 2000.

Medical: Total medical revenues for 2001 were $107.7 million, a $23.9 million, or 28%, increase from $83.8 million for 2000. Implantable power source revenues for 2001 were $46.9 million, a $5.6 million, or 13%, increase from $41.3 million for 2000. This increase was primarily due to higher demand for our ICD batteries from our customers, both foreign and domestic. This increase was partially offset due to the expiration of implantable power source patents in 2001 on which we had been receiving royalty fees. Capacitor revenues for 2001 were $20.3 million, a $7.7 million or 61% increase from $12.6 million for 2000. This increase was primarily due to market acceptance and demand for the ICDs using our capacitor, which was first introduced in the fourth quarter of 1999. Medical component revenues for 2001 were $40.5 million, a $10.6 million, or 36%, increase from $29.9 million for 2000. This increase was primarily due to the acquisition of Greatbatch-Sierra in June 2001, whose primary product line of EMI filters for implantable devices complements our other component lines well.

Commercial: Commercial power sources revenues increased 99% to $27.9 million compared to $14.0 million for 2000. The higher revenues were primarily related to the inclusion of revenues for a full year from our Battery Engineering, Inc. (BEI) acquisition that was completed in August 2000. This acquisition, combined with our pre-existing commercial business, allowed us to participate strongly in the increased demand for products used in oil and gas exploration activity, which was up sharply in 2001.

Gross profit for 2001 was $60.9 million, an $18.5 million, or 44%, increase from $42.3 million for 2000. As a percentage of total revenues, gross profit for 2001 improved to 45% from 43% for 2000. This increase was primarily due to increased efficiencies and cost leveraging based on the higher production volumes in 2001 over 2000. In addition, the absence in 2001 of significant start-up costs that accompanied the ramp-up of capacitors to production volumes in 2000 further aided the comparison.

Selling, general and administrative expenses for 2001 were $18.2 million, a $6.7 million, or 58%, increase from $11.5 million in 2000. The increase in selling, general and administrative expenses was due to the inclusion of such expenses from Greatbatch-Sierra since its acquisition in June 2001, a full year of expenses from BEI in 2001 versus only five months in 2000, a full year of "public company" expenses (annual stock listing and registrar fees, investor relation expenses, etc), and increased training costs in support of our adoption of a Six Sigma

quality initiative. As a percentage of total revenues, selling, general and administrative expenses were 13% and 12% in 2001 and 2000, respectively.

Research, development and engineering costs for 2001 were $12.6 million, a $2.6 million, or 26%, increase from $9.9 million in 2000. Payments received from customers for the development of proprietary products are recorded as an offset to research, development and engineering costs. Such payments totaled $2.5 million and $3.2 million in 2001 and 2000, respectively. The increase in net costs reflects our acquisitions of Greatbatch-Sierra and BEI as discussed above, as well as our ongoing commitment to invest in the development of new products and enhancing the performance of our existing products. As a percentage of total revenues, research, development and engineering costs (before development payments received from customers) were 11% in 2001, as compared to 13% in 2000. This decrease was primarily due to the rapid growth in capacitor and commercial revenues in 2001, and not to any decrease in our research and development initiatives.

Intangible amortization was $7.7 million for 2001, an increase of $1.2 million, or 18% from $6.5 million in 2000. This increase primarily reflects the amortization of intangible assets that were recorded as part of our acquisition of Greatbatch-Sierra.

Net interest expense for 2001 was $3.6 million, a decrease of $9.4 million, or 72%, from $13.0 million for 2000. Gross interest expense in 2001 was $4.0 million, a decrease of $9.2 million, or 70%, from $13.2 million in 2000. Proceeds from our fall 2000 initial public offering were used to prepay $84.0 million of our senior debt in October 2000. The remaining debt was refinanced during the first quarter of 2001 at more favorable terms. An additional $47.0 million was borrowed in June 2001 to finance our acquisition of Greatbatch-Sierra. Net interest expense included interest income of $0.4 million in 2001, an increase of $0.1 million, or 33% from interest income of $0.3 million in 2000. This increase reflected incremental income earned on the investment of proceeds from our secondary stock offering in July 2001.

Other expense of $0.3 million in 2001 compares with other income of $0.2 million in 2000. Losses on disposition of assets and additions to our allowance for doubtful accounts comprise the majority of the balance in 2001. These recurring items were offset in 2000, when we sold, for a gain, interest rate cap agreements which were no longer needed due to the prepayment of our senior debt.

Our effective tax rate decreased slightly to 37.4% for 2001 from 37.5% for 2000. Our rate includes the effect of all state taxes and available credits.

As discussed above, the senior debt and subordinated debt that remained outstanding at year end 2000 was refinanced in the first quarter 2001. This transaction resulted in an extraordinary charge, net of tax, of $3.0 million. The charge related to the call premium and write-off of fees and other expenses incurred to establish the original debt financing. The extraordinary charge, net of tax, recorded in 2000 as a result of that year's prepayment of debt with proceeds from our initial public offering totaled $1.6 million.

Our net income for 2001 amounted to $8.6 million, up from a net loss of $(0.5) million in 2000. This improvement

was primarily due to the decrease in interest expense and the increase in gross profit. The net earnings per share was $0.43 for 2001, assuming dilution, as compared with a loss per share of $(0.04) for 2000.

Fiscal 2000 compared with Fiscal 1999

Total revenues for 2000 were $97.8 million, an $18.6 million, or 23%, increase from $79.2 million for 1999. The growth in revenues was primarily due to sales of our line of wet tantalum capacitors, which were launched commercially in the fourth quarter of 1999, and the inclusion of revenues from BEI since its acquisition in August 2000.

Medical: Total medical revenues for 2000 were $83.8 million, a $14.6 million, or 21%, increase from $69.2 million for 1999. Implantable power source revenues for 2000 were $41.3 million, a $0.8 million, or 2%, increase from $40.5 million for 1999. This increase was primarily due to higher pacemaker battery sales as a result of an increase in pacemaker device sales by our customers, both foreign and domestic. This increase was partially offset due to an industry-wide design change in ICDs that resulted in ICDs using one battery instead of two. This conversion began in mid-1999 and was substantially complete by the third quarter of 2000. Capacitor revenues for 2000 were $12.6 million, a $10.3 million increase from $2.3 million for 1999. This increase was primarily due to initial commercial sales of our new wet tantalum capacitors beginning in the fourth quarter of 1999. Medical components revenues for 2000 were $29.9 million, a $3.5 million, or 13%, increase from $26.4 million for 1999. This increase was primarily due to the sale of a greater number of implantable medical devices by our customers, as well as our sales of a broader range of components in 2000 when compared with 1999.

Commercial: Commercial power sources revenues increased 40% to $14.0 million compared to $10.0 million for 1999. The higher revenues were primarily related to the inclusion of revenues from the BEI acquisition that was completed in August 2000.

Gross profit for 2000 was $42.3 million, a $4.2 million, or 11%, increase from $38.2 million for 1999. As a percentage of total revenues, gross profit for 2000 declined to 43% from 48% for 1999. This decrease was primarily due to a lower percentage of total revenues from established product lines such as implantable power sources, with no accompanying start-up costs, versus a higher percentage of total revenues from newer products, with accompanying high start-up costs, such as capacitors. In addition, sales of lower margin products, such as medical components and commercial power sources, have increased at a faster rate than have sales of historically higher margin implantable power sources.

Selling, general and administrative expenses for 2000 were $11.5 million, a $1.6 million, or 16%, increase from $9.9 million in 1999. The increase in selling general and administrative expenses was primarily due to the inclusion of such expenses from BEI since its acquisition in August 2000, wage increases in 2000 as compared to wage decreases in 1999 and the accrual of incentive compensation in 2000 whereas there were no such accruals in 1999. As a percentage of total revenues, selling, general and administrative expenses were 12% and 13% in 2000 and 1999, respectively. The increase in total revenues mitigated the increase in selling, general and administrative expenses as a percentage of revenues.

Research, development and engineering expenses for 2000 were $9.9 million, a $0.6 million, or 6%, increase from $9.3 million for 1999. Payments received from customers for the development of proprietary battery models are recorded as an offset to research, development and engineering expenses. Such payments totaled $3.2 million and $2.5 million in 2000 and 1999, respectively. As a percentage of total revenues, research, development and engineering expenses before such payments for 2000 declined to 13% from 15% for 1999. This decrease was primarily due to the rapid growth in capacitor sales and the growth in revenues of products that historically have not required significant research, development and engineering expenses, such as medical components and commercial power sources.

Intangible amortization was $6.5 million for 2000 and 1999. Net interest expense for 2000 was $13.0 million, a decrease of $0.5 million, or 3%, from $13.4 million for 1999. This decrease was due to the use of net proceeds from our initial public offering to prepay $84.0 million of our senior debt. Net interest expense includes interest income of $0.3 million and $0.2 million in 2000 and 1999, respectively. Miscellaneous income of $0.2 million in 2000 compares with miscellaneous expense of $1.3 million in 1999. In 2000, we sold interest rate cap agreements, which were no longer needed due to the prepayment of our senior debt, for a gain of $0.2 million. In 1999, we wrote down by $0.9 million the carrying value of our investment in an unaffiliated company.

Our effective tax rate increased to 37.5% for 2000 from 26.1% for 1999. This increase was primarily due to the decrease in state tax credits available to us for 2000 as compared with 1999.

In addition to the $84.0 million prepayment of our senior debt with the net proceeds of our initial public offering, we redeemed a portion of our subordinated debt. These two transactions resulted in an extraordinary charge, net of tax, of $1.6 million in 2000. The charge relates to the write-off of fees and other expenses incurred to establish the original debt financing.

Our net loss for 2000 narrowed to $(0.5) million from a net loss of $(2.3) million in 1999. The reduction in net loss was primarily due to an increase in gross profit. The net loss per share was $(0.04) for 2000, assuming dilution, and $(0.18) for 1999.

Liquidity and Capital Resources

The refinancing of our then remaining senior and subordinated debt in 2001 at more favorable terms, and the receipt of $43.6 million in net proceeds from our secondary offering of stock in July 2001 have furthered strengthened our financial position. Total assets at December 28, 2001 grew to $283.5 million, reflecting the common stock proceeds and our acquisition of the net assets of Greatbatch-Sierra.

Liquidity

As of December 28, 2001, we had $43.3 million in cash and cash equivalents. This amount primarily reflected the proceeds from our secondary offering of common stock in July 2001, and remains available for general corporate purposes, which may include debt reduction or acquisitions. Cashflow from operations was adequate to cover all required debt servicing, capital expenditures and normal operational costs. In addition, we have a $20.0 million line of credit facility, all of which was available at year-end.

Cash provided by operating activities in 2001 was $21.5 million compared to $18.2 million and $9.0 million in 2000 and 1999, respectively. The increase in cash provided by operating activities in 2001 when compared to both prior years was primarily due to an increase in operating income, which largely reflected improved gross profit and decreased interest expense. This improvement was somewhat tempered by increases in accounts receivable and inventories, driven by an increased volume of business.

Cash provided by operating activities improved in 2000 from 1999 levels primarily due to an increase in operating income, the receipt of refunds from state tax credits and previously-paid income taxes and a reduction in net operating assets.

Cash used in investing activities was $59.4 million, $3.4 million and $8.8 million for 2001, 2000 and 1999, respectively. Our acquisition of Greatbatch-Sierra was the most significant item in 2001, accounting for $46.9 million of the $59.4 million. Capital expenditures were $9.7 million, $4.5 million and $8.5 million for 2001, 2000 and 1999, respectively.

Cash provided by financing activities was $81.2 million in 2001, compared with cash used in financing activities of $18.6 million and $0.4 million in 2000 and 1999, respectively. In January 2001, we consummated a $40.0 million term loan to pay off the remaining senior and subordinated debt outstanding at that time, including a call premium. An additional $47.0 million was borrowed in June 2001 to finance the acquisition of Greatbatch-Sierra. In July 2001, we received $43.6 million in net proceeds from an offering of our common stock. In 2000, we used the proceeds from our initial public offering and cash generated by operating activities to prepay or make regularly scheduled payments of $94.8 million on our senior debt, including our revolving line of credit. We redeemed $5.0 million of our 13% subordinated notes and purchased $2.0 million of common stock from the holder of the redeemed notes. In 2000, we also sold $3.0 million of our stock to the previous owner of BEI and used these proceeds to pay off the $2.7 million in debt we assumed in the BEI acquisition. Cash used in financing activities in 1999 was primarily the result of ongoing operational debt and equity transactions, and an earnout payment related to our acquisition of Greatbatch-Hittman.

We believe that cash generated from operations, combined with our available cash and cash equivalents, will be sufficient to meet our working capital needs and planned capital expenditures for the near term. Capital expenditures for 2002 are expected to increase from historical levels, as we invest in increased production capacity and product development opportunities. These investments include completion of an expansion to our research and development facilities, which began in 2001. Should other suitable investment opportunities arise during fiscal 2002, including acquisitions, we believe that our earnings, cash flows and balance sheet will permit us to obtain additional debt or equity capital, if necessary. There can be no assurance, however, that additional financing will be available to us or, if available, that it can be obtained on a timely basis or on terms acceptable to us.

Capital Structure

Our capital structure consists of interest-bearing debt and equity. Interest-bearing debt as a percentage of our total capitalization increased to 28% at December 28, 2001 compared with 20% at December 29, 2000, primarily due to the additional debt incurred to finance the acquisition

of Greatbatch-Sierra. The December 28, 2001 percentage of debt net of cash as a percentage of total capitalization was 12%. Our long-term debt at December 28, 2001 consisted of a term loan. There was also a $20.0 million revolving line of credit available, none of which was outstanding at year-end.

In January 2001, we consummated a $60.0 million credit facility that consisted of a $40.0 million term loan and a $20.0 million revolving line of credit. Both the term loan and the revolving line of credit had a term of five years and would have matured on January 1, 2006. We used the proceeds from this term loan to pay off the remaining senior debt and the senior subordinated notes that were outstanding as of December 29, 2000, plus accrued interest and a call premium. At that date, there was $18.3 million net amount outstanding under our 13% senior subordinated notes, $6.2 million outstanding under our Term A loan facility and $9.0 million outstanding under our Term B loan facility. There were no amounts outstanding under our revolving line of credit. At December 29, 2000, the weighted average interest rate for our Term A loans was 10.3% and the weighted averaged interest rate for our Term B loans was 10.5%.

In June 2001, in conjunction with the acquisition of Greatbatch-Sierra, we amended our credit facility with a consortium of banks by increasing the total size of the facility to $100.0 million. The amended facility consisted of an $80.0 million term loan and a $20.0 million revolving line of credit. Both the term loan and the revolving line of credit have a term of five years, maturing in July 2006. This credit agreement is secured by our accounts receivable and inventories and requires us to comply with various quarterly financial covenants related to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), as it is defined in the credit agreement, and ratios of leverage, interest and fixed charges as they relate to EBITDA. Both the term loan and the revolving line of credit bear interest at a rate that varies with our level of leverage. At December 28, 2001 leverage levels, the applicable interest rates for both the term loan and revolving line of credit were prime less 0.75%, or the London Interbank Offered Rate, or LIBOR, plus 1.25%, at our option. At March 1, 2002, the weighted average interest rate for the term loan was 4.1%, and there were no amounts outstanding under the revolving line of credit.

We do not believe that inflation has had a significant effect on our operations.

Under the credit facility consummated in June 2001, both the term loan and any borrowings under the line of credit bear interest at fluctuating market rates. An analysis of the impact on the Company's interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates shows an impact on expected 2002 earnings of less than $0.3 million of higher or lower earnings, depending on whether short-term rates rise or fall by the 10%. The discussion and the estimated amounts referred to above include forward-looking statements of market risk, which involve certain assumptions as to market interest rates. Actual future market conditions may differ materially from such assumptions. Accordingly, the forward-looking statements should not be considered projections of future events by our Company.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations,"

and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB No. 16, "Business Combinations." Effective July 1, 2001, all business combinations in the scope of this new Statement are to be accounted for using one method, the purchase method. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, "Intangible Assets." It changes the accounting for goodwill and other intangible assets with an indefinite life from an amortization method to an impairment-only approach. We adopted SFAS No. 142 effective December 29, 2001, which was the first day of fiscal 2002, and will cease the amortization of goodwill and any other intangible assets with an indefinite life which were recorded in past business combinations. Total amortization expense of all intangible assets was $7.7 million ($0.39 before tax, per diluted share) for the year ended December 28, 2001 and $6.5 million ($0.45 before tax, per diluted share) for the year ended December 29, 2000. Of these amounts, $3.5 million and $3.0 million in 2001 and 2000, respectively, represented amortization of goodwill and other intangible assets with indefinite lives that would not have been amortized if SFAS No. 142 had been in effect for those years. SFAS No. 142 also requires the Company, in the year of adoption and for each year thereafter, to analyze all intangible assets for possible impairment, and to write such assets down to fair market value. The Company continues to evaluate the impact of SFAS No. 142 on its financial position and results of operations; however, based on the transitional goodwill impairment test, no impairment of goodwill and other intangible assets is anticipated.

Cautionary Factors Regarding Forward Looking Statements

Some of the statements contained in this Annual Report are not statements of historical or current fact. As such, they are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify forward-looking statements by terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "potential," "continue," "plan," "project," "should," "will," "forecast" and similar words or expressions. The Company's forward-looking statements include, but are not limited to, discussions regarding its growth plans, future financial results, product development efforts and plans and future uses of and requirements for financial resources. You should carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. It is not possible to foresee or identify all factors affecting the Company's forward-looking statements and investors therefore should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the results expressed or implied by the Company's forward-looking statements, certain of these factors include those noted under the caption "Risk Factors" in the Company's registration statement on Form S-1 filed June 20, 2001 (No. 333-63386) in connection with the Company's public offering of common stock and in the Company's Annual Report on Form 10-K for the year ended December 28, 2001, as well as the following: dependence upon a limited number of customers, product obsolescence, inability to market current or future products, pricing pressures from customers, reliance on third parties for raw materials, key products and subcomponents for our products, harm to our reputation for quality, fluctuating operating results, failure to protect our intellectual property rights, intellectual property claims, product liability claims, inability to integrate acquisitions, unsuccessful expansion into new markets, inability to obtain licenses to key technology, regulatory changes or consolidation in the healthcare industry, costly environmental regulations, volatility in the oil and gas industry, and various other matters many of which are beyond our control. Given these risks and uncertainties, investors should not place undue reliance on our forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

Consolidated Statements of Operations

(In thousands, except per share amounts)

Years ended December 28, 2001, December 29, 2000 and December 31, 1999	2001	2000	1999
Revenues	$135,575	$ 97,790	$ 79,235
Cost of goods sold	74,716	55,446	41,057
Gross profit	60,859	42,344	38,178
Selling, general and administrative expenses	18,174	11,473	9,880
Research, development and engineering costs, net	12,575	9,941	9,339
Intangible amortization	7,726	6,530	6,510
	22,384	14,400	12,449
Interest expense, net	3,588	12,958	13,420
Other expense (income)	266	(189)	1,343
Income (loss) before income taxes, extraordinary loss and cumulative effect of accounting change	18,530	1,631	(2,314)
Income tax expense (benefit)	6,939	611	(605)
Income (loss) before extraordinary loss and cumulative effect of accounting change	11,591	1,020	(1,709)
Extraordinary loss on retirement of debt, net of tax	(2,994)	(1,568)	-
Cumulative effect of accounting change, net of tax	-	-	(563)
Net income (loss)	$ 8,597	$ (548)	$ (2,272)
Basic Earnings (Loss) Per Share:			
Income (loss) from continuing operations	$ 0.59	$ 0.07	$ (0.14)
Extraordinary loss on retirement of debt	(0.15)	(0.11)	-
Cumulative effect of accounting change	-	-	(0.04)
Net earnings (loss)	$ 0.44	$ (0.04)	$ (0.18)
Diluted Earnings (Loss) Per Share:			
Income (loss) from continuing operations	$ 0.58	$ 0.07	$ (0.14)
Extraordinary loss on retirement of debt	(0.15)	(0.11)	-
Cumulative effect of accounting change	-	-	(0.04)
Net earnings (loss)	$ 0.43	$ (0.04)	$ (0.18)
Weighted Average Shares Outstanding			
Basic	19,563	14,167	12,491
Diluted	19,945	14,434	12,491

See notes to consolidated financial statements.

Consolidated Balance Sheets

(Dollars in thousands)

	December 28, 2001	December 29, 2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 43,272	$ 16
Accounts receivable, net of allowance for doubtful accounts of $447 and $319, respectively	17,373	12,977
Inventories	29,026	13,643
Prepaid expenses and other assets	2,316	1,442
Deferred tax asset	2,888	1,863
Total current assets	94,875	29,941
Property, plant and equipment, net	44,149	36,625
Intangible assets, net	137,135	104,395
Deferred tax asset	5,417	8,800
Other assets	1,944	1,886
Total Assets	$ 283,520	$ 181,647
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 6,553	$ 2,365
Accrued liabilities	13,721	9,480
Current maturities of long-term obligations	13,005	3,017
Total current liabilities	33,279	14,862
Long-term obligations	61,397	30,951
Total liabilities	94,676	45,813
Commitments and Contingencies (Note 13)		
Stockholders' Equity:		
Common stock	21	19
Capital in excess of par value	200,880	157,526
Retained deficit	(8,935)	(17,532)
Subtotal	191,966	140,013
Less treasury stock, at cost	(3,122)	(4,179)
Total stockholders' equity	188,844	135,834
Total Liabilities and Stockholders' Equity	$ 283,520	$ 181,647

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

Years ended December 28, 2001, December 29, 2000 and December 31, 1999	2001	2000	1999
Operating Activities:			
Net income (loss)	$ 8,597	$ (548)	$ (2,272)
Adjustments to reconcile net income (loss) to net cash provided by operating activities, net of acquisitions:			
Depreciation and amortization	13,929	12,102	11,363
Extraordinary loss on retirement of debt	3,019	2,407	-
Amortization of deferred financing costs	312	907	972
Deferred income taxes	2,358	(369)	1,309
Loss on disposal of assets	132	68	146
Valuation loss on investment held at cost	-	-	859
Cumulative effect of accounting change	-	-	939
Changes in operating assets and liabilities:			
Accounts receivable	(4,396)	(1,018)	947
Inventories	(10,030)	914	(292)
Prepaid expenses and other assets	(928)	2,144	(663)
Accounts payable	3,025	(128)	251
Accrued liabilities	4,760	1,536	(2,741)
Income taxes	677	145	(1,826)
Net cash provided by operating activities	21,455	18,160	8,992
Investing Activities:			
Acquisition of property, plant and equipment	(9,715)	(4,528)	(8,452)
Proceeds from sale of property, plant and equipment	5	4	5
Increase in intangible assets	(2,809)	(417)	(570)
Decrease in other long term assets	-	-	170
Net cash effect of acquisitions	(46,913)	1,583	-
Net cash used in investing activities	(59,432)	(3,358)	(8,847)
Financing Activities:			
Borrowings (repayments) under line of credit, net	-	(4,300)	4,300
Proceeds from long-term debt	87,000	-	-
Scheduled payments of long-term debt	(6,013)	(4,456)	-
Prepayments of long-term debt	(42,265)	(93,735)	(2,950)
Acquisition earnout payment	-	-	(2,764)
Purchase of treasury stock	-	(2,565)	(109)
Expenses related to public offering of stock	(1,156)	(2,153)	-
Issuance of common stock	43,667	88,560	1,101
Net cash provided by (used in) financing activities	81,233	(18,649)	(422)
Net change in cash and cash equivalents	43,256	(3,847)	(277)
Cash and cash equivalents at beginning of year	16	3,863	4,140
Cash and cash equivalents at end of year	$ 43,272	$ 16	$ 3,863

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands)

	Common Stock		*Subscribed Common Stock*		Capital In Excess of Par	Retained Earnings	Treasury Stock		Subscribed Common Stock
	Shares	Amount	Shares	Amount	Value	(Deficit)	Shares	Amount	Receivable
Balance, January 2, 1999	12,061,453	$ 12	336,800	$1,684	$ 60,295	$(14,712)	-	$ -	$1,684
Common stock issued	66,537	-	-	-	998	-	-	-	-
Common stock acquired for treasury	-	-	-	-	-	-	7,285	109	-
Shares contributed to Employee Stock ownership Plan	139,470	-	-	-	2,092	-	-	-	-
Exercise of stock options	20,668	-	-	-	103	-	-	-	-
Net loss	-	-	-	-	-	(2,272)	-	-	-
Balance, December 31, 1999	12,288,128	12	336,800	1,684	63,488	(16,984)	7,285	109	1,684
Common stock issued	5,950,000	6	-	-	86,401	-	-	-	-
Common stock acquired for treasury	-	-	-	-	-	-	265,746	4,250	-
Shares contributed to Employee Stock Ownership Plan	57,038	-	-	-	856	-	(11,970)	(180)	-
Shares issued to acquire Battery Engineering, Inc.	339,856	1	-	-	5,097	-	-	-	-
Purchase and cancel fractional shares	(70)	-	-	-	(1)	-	-	-	-
Settlement of common stock subscriptions	336,800	-	(336,800)	(1,684)	1,684	-	-	-	(1,684)
Exercise of stock options	47	-	-	-	1	-	-	-	-
Net loss	-	-	-	-	-	(548)	-	-	-
Balance, December 29, 2000	18,971,799	19	-	-	157,526	(17,532)	261,061	4,179	-
Common stock issued	2,000,000	2	-	-	42,427	-	-	-	-
Shares contributed to Employee Stock Ownership Plan	-	-	-	-	845	-	(66,059)	(1,057)	-
Purchase and cancel fractional shares	(84)	-	-	-	(2)	-	-	-	-
Exercise of stock options	11,340	-	-	-	84	-	-	-	-
Net income	-	-	-	-	-	8,597	-	-	-
Balance, December 28, 2001	20,983,055	$ 21	-	-	$200,880	$ (8,935)	195,002	$ 3,122	-

See notes to consolidated financial statements.

Report of Independent Auditors

Board of Directors and Stockholders
Wilson Greatbatch Technologies, Inc.
Clarence, New York

We have audited the accompanying consolidated balance sheets of Wilson Greatbatch Technologies, Inc. and subsidiary (the "Company") as of December 28, 2001 and December 29, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wilson Greatbatch Technologies, Inc. and subsidiary as of December 28, 2001 and December 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 1999, the Company changed its method of accounting for costs of start-up activities.

Deloitte & Touche LLP

Buffalo, New York
January 25, 2002

1. Description of Business

The Entity - The consolidated financial statements include the accounts of Wilson Greatbatch Technologies, Inc., a holding company, and its wholly-owned subsidiary Wilson Greatbatch Ltd. (collectively, the "Company"). The Company is comprised of its operating companies, Wilson Greatbatch Ltd. and its wholly-owned subsidiaries, Greatbatch-Hittman, Inc. ("Hittman"), Greatbatch-Sierra, Inc. ("Sierra") and Battery Engineering, Inc. ("BEI"). All significant intercompany balances and transactions have been eliminated.

Nature of Operations – The Company operates in two reportable segments–medical and commercial power sources. The medical segment designs and manufactures power sources, capacitors and components used in implantable medical devices. The commercial power sources segment designs and manufactures non-medical power sources for use in aerospace, oil and gas exploration and oceanographic equipment.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid, short-term investments with maturities at the time of purchase of three months or less. The cash balance at December 28, 2001 primarily reflects the proceeds from the Company's secondary public offering (see Note 12).

Inventories - Inventories include raw materials, work-in-process and finished goods and are stated at the lower of cost (as determined by the first-in, first-out method) or market.

Property, Plant and Equipment - Property, plant and equipment is carried at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets, which are as follows: buildings and building improvements 7-40 years; machinery and equipment 3-10 years; office equipment 3-10 years; and leasehold improvements over the remaining lives of the improvements or the lease term, if less.

The cost of repairs and maintenance is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is recorded in income or expense. The Company continually reviews plant and equipment to determine that the carrying values have not been impaired.

Intangible Assets - Intangible assets include goodwill and other identifiable intangible assets, which were derived in connection with the Company's acquisitions. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill has been amortized on a straight-line basis over 20 to 40 years. Other identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives as follows: trademark and names, 40 years; patented technology, 12 years; assembled workforce, 10-12 years; and other intangibles, 3-10 years. Deferred financing costs are amortized using the effective yield method over the life of the underlying debt. The Company continually reviews these intangible assets for potential impairment by assessing significant decreases in the market value, a significant change in the extent or manner in which an asset is used or a significant adverse change in the business climate. The Company measures expected future cash flows and compares them to the carrying amount of the asset to determine whether any impairment loss is to be recognized.

Fair Value of Financial Instruments - The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of cash and cash equivalents approximates their recorded values due to the nature of the instruments. The floating rate debt carrying value approximates the fair value based on the floating interest rate resetting on a regular basis. The fixed rate long-term debt carrying value approximates fair value.

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade receivables. A significant portion of the Company's sales are to customers in the medical industry, and, as such, the Company is directly affected by the condition of that industry. However, the credit risk associated with trade receivables is minimal due to the Company's stable customer base and ongoing control procedures, which monitor the creditworthiness of customers. The Company maintains cash deposits with major banks, which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Derivative Financial Instruments - The Company has only limited involvement with derivative financial instruments and does not enter into financial instruments for trading purposes. Interest rate cap agreements have been used to reduce the potential impact of increases in interest rates on floating-rate long-term debt. Premiums paid for purchased interest rate cap agreements are amortized over the terms of the caps and recognized as interest expense. Unamortized premiums are included in other assets in the consolidated balance sheets. Amounts receivable under interest rate cap agreements are accrued as a reduction of interest expense. At December 28, 2001, and December 29, 2000, the Company was not party to any interest rate cap agreements.

Stock Option Plan - The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). As permitted in that Standard, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Prior to its Initial Public Offering

in September 2000, there was no readily available market for the Company's stock. In the absence of a "regular, active public market," the Board of Directors had determined the fair market value of the common stock via independent valuations.

Income Taxes – The Company provides for income taxes using the liability method whereby deferred tax liabilities and assets are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using the anticipated tax rate when taxes are expected to be paid or reversed.

Financial Statement Year End – The Company's year end is the closest Friday to December 31. Fiscal 2001, 2000 and 1999 included 52 weeks.

Revenue Recognition - Revenues are recognized when the products are shipped and title passes to customers.

Research, Development and Engineering Costs – Research, development and engineering costs are expensed as incurred. The Company recognizes cost reimbursements from customers for whom the Company designs products upon achieving milestones related to designing batteries and capacitors for their products. The cost reimbursements charged to customers represent actual costs incurred by the Company in the design and testing of prototypes built to customer specifications. This cost reimbursement includes no mark-up and is recorded as an offset to research, development and engineering costs.

Net research, development and engineering costs for 2001, 2000 and 1999 are as follows:

(dollars in thousands)	2001	2000	1999
Research, development and engineering costs	$15,051	$13,101	$11,885
Less cost reimbursements	(2,476)	(3,160)	(2,546)
Research, development and engineering costs, net	$12,575	$ 9,941	$ 9,339

Interest Expense, Net – Interest expense includes interest income of $423,000, $254,000 and $242,000 for 2001, 2000 and 1999, respectively.

Earnings (Loss) Per Share – Basic earnings per share is calculated by dividing net income (loss) by the average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting for common stock equivalents, which consist of stock options. There were approximately 0.2 million stock options that were not included in the computation of diluted earnings per share for 1999 because to do so would have been antidilutive. Diluted earnings per share for 2001 and 2000 include the potentially dilutive effect of stock options. All shares held in the Employee Stock Ownership Plan ("ESOP") are considered outstanding for both basic and diluted earnings (loss) per share calculations.

Comprehensive Income – Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by owners and distribution to owners. For all periods presented, the Company's only component of comprehensive income is its net income (loss) for those periods.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Change - In 1999, the Company adopted Statement of Position 98-5, "Reporting the Costs of Start-Up Activities." This statement required that start-up costs, including organization costs, capitalized by the Company prior to January 2, 1999, be written off and any future start-up costs be expensed as incurred. The total amount of deferred start-up costs reported as a cumulative effect of change in accounting principle was $939,000, net of tax benefits of $376,000.

Supplemental Cash Flow Information:

(dollars in thousands)	2001	2000	1999
Cash paid during the year for:			
Interest	$ 3,717	$12,833	$13,790
Income taxes	2,214	122	186
Noncash investing and financing activities:			
Common stock issued for acquisition	$ -	$ 5,098	$ -
Common stock contributed to ESOP	1,902	1,036	2,092
Settlement of subscribed common stock receivable	-	1,684	-

Recent Accounting Pronouncements – In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" (SFAS No. 143), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), in August and October 2001, respectively.

SFAS No. 141 requires the purchase method of accounting for business combination initiated after June 30, 2001 and eliminates the pooling-of-interest method. The Company adopted SFAS No. 141 on July 1, 2001. Under provisions of SFAS No. 141, the Company will be required to reclassify its assembled workforce and trademark and names to goodwill effective December 29, 2001, the beginning of fiscal year 2002.

Effective December 29, 2001, the beginning of fiscal year 2002, the Company adopted SFAS No. 142. Under the new rules, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives, but will be subject to periodic testing for impairment. As a result, amortization related to goodwill, assembled workforce and trademark and names ceases as of December 28, 2001. Amortization expense in 2001 attributable to goodwill, assembled workforce and trademark and names was approximately $2.1 million, $0.6 million and $0.8 million, respectively. At December 28, 2001, goodwill, assembled workforce and trademark and names approximated $76.9 million, $4.6 million and $28.9 million, respectively. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs to be included in results from operations may be necessary. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption and any goodwill impairment loss will be recognized as a cumulative effect of a change in accounting principle. The Company continues to evaluate the impact of SFAS No. 142 on its consolidated financial statements; however, based on the transitional goodwill impairment test, no impairment of goodwill and other intangible assets is anticipated.

SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its consolidated financial statements upon adoption. The Company plans to adopt SFAS No. 143 effective December 30, 2002, the beginning of fiscal year 2003.

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."

The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. Effective December 29, 2001, the beginning of fiscal year 2002, the Company adopted SFAS No. 144 and does not expect that the adoption will have a material impact on its consolidated financial statements.

3. Acquisitions

On June 18, 2001, the Company completed the acquisition of substantially all of the assets of the Sierra-KD Components division of Maxwell Technologies, Inc. ("Sierra"), a developer and manufacturer of electromagnetic interference filters and capacitors for implantable medical devices for $49.0 million in cash and certain assumed liabilities.

The acquisition was recorded under the purchase method of accounting and accordingly, the results of the operations of Sierra have been included in the consolidated financial statements from the date of acquisition. The assets acquired and liabilities assumed were recorded at fair values. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. Liabilities assumed in this acquisition were $2.1 million. The excess of the purchase price over fair value of the net assets acquired was approximately $39.5 million, of which $15.7 million was allocated to identifiable intangible assets and $23.8 million was allocated to goodwill. Direct costs of $0.3 million related to the acquisition were also allocated to goodwill.

Unaudited, pro forma consolidated revenues, income (loss) before extraordinary loss, net income, and diluted earnings (loss) per share, assuming the acquisition of Sierra had taken place at the beginning of fiscal year 2000 were $142.3 million, $11.1 million, $8.1 million and $0.41 per share for fiscal year 2001, and $108.4 million, ($3.0) million, ($4.5) million, and ($0.31) per share for fiscal 2000, respectively. Such pro forma results are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal year 2000.

On August 4, 2000, the Company acquired all of the capital stock of BEI, a small specialty battery manufacturer, in exchange for 339,856 shares ($5,098,000) of Company common stock and the assumption of approximately $2.7 million of indebtedness.

The acquisition was recorded under the purchase method of accounting and accordingly, the results of the operations of BEI have been included in the consolidated financial statements from the date of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based on the fair value at the date of acquisition. Liabilities assumed in this acquisition were $3.9 million. The excess of the acquisition cost over fair value of the net assets acquired was approximately $0.8 million, which was allocated to goodwill.

4. Inventories

Inventories consisted of the following:

(dollars in thousands)	**December 28, 2001**	**December 29, 2000**
Raw material	$13,894	$ 7,302
Work-in-process	9,955	4,941
Finished goods	5,177	1,400
Total	$29,026	$13,643

5. Property, Plant and Equipment, Net

Property, plant and equipment consisted of the following:

(dollars in thousands)	December 28, 2001	December 29, 2000
Land and land improvements	$ 3,749	$ 3,316
Buildings and building improvements	8,632	6,799
Leasehold improvements	3,742	2,837
Machinery and equipment	37,000	32,610
Furniture and fixtures	1,991	1,742
Computers and information technology	4,630	2,569
Other	4,041	678
	63,785	50,551
Less accumulated depreciation	(19,636)	(13,926)
Total	$ 44,149	$ 36,625

Depreciation expense for 2001, 2000 and 1999 was approximately $5,917,000, $4,943,000, and $4,240,000, respectively.

6. Intangible Assets, Net

Intangible assets consisted of the following:

(dollars in thousands)	December 28, 2001	December 29, 2000
Goodwill, net of accumulated amortization of $5,942 and $3,803	$ 76,883	$ 54,948
Trademark and names, net of accumulated amortization of $3,235 and $2,426	28,923	27,234
Patented technology, net of accumulated amortization of $5,363 and $3,952	16,512	9,478
License agreement, net of accumulated amortization of $4,447 and $3,459	-	988
Assembled workforce, net of accumulated amortization of $2,737 and $2,103	4,643	5,277
Noncompete/employment agreement, net of accumulated amortization of $3,267 and $2,333	2,333	3,267
Unpatented proprietary technology, net of accumulated amortization of $2,417 and $1,611	5,526	1,589
Patent licenses, net of accumulated amortization of $572 and $313	391	367
Deferred financing costs, net of accumulated amortization of $312 and $4,405	1,924	1,247
Total	$137,135	$104,395

7. Accrued Liabilities

Accrued liabilities consisted of the following:

(dollars in thousands)	December 28, 2001	December 29, 2000
Salaries and benefits	$ 5,165	$ 4,901
Profit sharing	4,010	2,456
Other	4,546	2,123
Total	$13,721	$ 9,480

8. Long-Term Obligations

Long-term obligations consisted of the following:

(dollars in thousands)	December 28, 2001	December 29, 2000
Long-term Debt:		
Term Loan, $80.0 million, due July 2006. Quarterly principal installments due of $3.0 million from January 2002 through July 2002, $3.5 million from October 2002 through July 2003, $4.0 million from October 2003 through July 2004, $4.5 million from October 2004 through July 2005, and $5.0 million from October 2005 through July 2006. Interest payments are due monthly.	$ 74,000	$ -
Term A Facility, $50.0 million. This credit facility was refinanced in its entirety on January 12, 2001. See below.	-	6,247
Term B Facility, $60.0 million. This credit facility was refinanced in its entirety on January 12, 2001. See below.	-	9,018
Senior Subordinated Notes, $25.0 million. These notes were refinanced in their entirety on January 12, 2001. See below.	-	18,337
Total long-term debt	74,000	33,602
Other long-term obligations	402	366
Total long-term obligations	74,402	33,968
Less current maturities of long-term obligations	(13,005)	(3,017)
Long-term obligations	$ 61,397	$ 30,951

On January 12, 2001, the Company consummated a new, $60.0 million credit facility, which consisted of a $40.0 million term loan and a $20.0 million revolving line of credit. In June 2001, in conjunction with the acquisition of Sierra, the Company amended this $60.0 million credit facility with a consortium of banks by increasing the total size of the facility to $100.0 million. The amended facility consists of an $80.0 million term loan and a $20.0 million revolving line of credit. Both the term loan and the revolving line of credit have a term of five years, maturing in July 2006. The new credit agreement is secured by the Company's accounts receivable and inventories and requires the Company to comply with various quarterly financial covenants related to net earnings or loss before interest expense, income taxes, depreciation and amortization ("EBITDA"), as it is defined in the credit agreement, and ratios of leverage, interest and fixed charges as they relate to EBITDA. Both the term loan and the revolving line of credit bear interest at a rate that varies with the Company's degree of leverage. At December 28, 2001 leverage levels, the applicable interest rates for both the term loan and revolving line of credit are prime less 0.75% or the London Interbank Offered Rate, or LIBOR, plus 1.25%, at the Company's option. At December 28, 2001 there was no amount outstanding under the revolving line of credit.

The proceeds from the January 2001 term loan were used to pay off the remaining senior debt (Term A and Term B) and the senior subordinated notes that were outstanding as of December 29, 2000. As a result of this debt restructuring, there was an extraordinary loss of $3.0 million, net of taxes. The loss was associated with the restructuring of our long-term debt and the related write-off of deferred financing fees and loan discounts associated with the previous long-term debt. Also included in the loss was the payment of $1.7 million, before taxes, as a call premium to the holders of our senior subordinated notes. At that date, there was $18.3 million net amount outstanding under the Company's 13% senior subordinated notes, $6.2 million outstanding under the Term A loan facility and $9.0 million outstanding under the Term B loan facility.

In October 2000, using the net proceeds from its Initial Public Offering, the Company prepaid $34.4 million of its Term A Facility and $49.6 million of its Term B Facility. Also in October 2000, the Company repurchased $5.0 million of its Senior Subordinated Notes and purchased for its Treasury 127,532 shares of common stock from the noteholder. As a result of the prepayment and repurchase transactions, an extraordinary loss for the extinguishment of debt was recorded in the fourth quarter of 2000 in the amount of $1.6 million, net of tax.

Maturities of long-term obligations subsequent to December 28, 2001:

(dollars in thousands)	
2002	$ 13,005
2003	15,000
2004	17,000
2005	19,000
2006	10,000
Thereafter	397
Total of long-term maturities	$ 74,402

9. Incentive Compensation and Employee Benefit Plans

Incentive Compensation Plans - The Company sponsors various incentive compensation programs, which provide for the payment of cash or stock options to key employees based upon achievement of specific earnings goals before incentive compensation expense.

Employee Stock Ownership Plan - The Company sponsors a non-leveraged Employee Stock Ownership Plan ("ESOP") and related trust as a long-term benefit for substantially all of its employees as defined in the plan documents. Under the terms of the ESOP plan documents, there are two components to ESOP contributions. The

first component is a defined contribution pension plan whose annual contribution equals five percent of each employee's compensation. Contributions to the ESOP are in the form of Company stock. The second component is a discretionary profit sharing contribution as determined by the Board of Directors. This profit sharing contribution is to be contributed to the ESOP in the form of Company stock. The ESOP is subject to contribution limitations and vesting requirements as defined in the plan.

Compensation cost under the two components of the ESOP recognized by the Company was approximately $3.0 million in 2001, $1.9 million in 2000 and $1.1 million in 1999. As of December 28, 2001, the Company had contributed 304,547 shares under the ESOP and approximately 83,000 committed-to-be released shares under the ESOP, which equals the number of shares to settle the liability based on the closing market price of the shares at December 31, 2001.

Savings Plan - The Company sponsors a defined contribution 401(k) plan, which covers substantially all of its employees. The plan provides for the deferral of employee compensation under Section 401(k) and a Company match. Net pension costs related to this defined contribution pension plan were approximately $622,000, $468,000 and $429,000 in 2001, 2000 and 1999, respectively.

Total costs to the Company for all of the above plans were approximately $5,470,000, $3,367,000 and $1,946,000 in 2001, 2000 and 1999, respectively.

10. Stock Option Plans

The Company has stock option plans that provide for the issuance of nonqualified and incentive stock options to employees of the Company. The Company's 1997 Stock Option Plan ("1997 Plan") authorizes the issuance of options to purchase up to 480,000 shares of common stock of the Company. The stock options generally vest over a five year period and may vary depending upon the achievement of earnings targets. The stock options expire 10 years from the date of the grant. Stock options are granted at exercise prices equal to the fair market value of the Company's common stock at the date of the grant.

The Company's 1998 Stock Option Plan ("1998 Plan") authorizes the issuance of nonqualified and incentive stock options to purchase up to 1,220,000 shares of common stock of the Company, subject to the terms of the plan. The stock options vest over a three to five year period and may vary depending upon the achievement of earnings targets. The stock options expire 10 years from the date of the grant. Stock options are granted at exercise prices equal to the fair value of the Company's common stock at the date of the grant.

On November 16, 2001, the Company adopted and approved the Non-Employee Director Stock Incentive Plan (the "Director Plan"). The Director Plan authorizes the issuance of nonqualified stock options to purchase up to 100,000 shares of common stock of the Company from its treasury, subject to the terms of the plan. The stock options vest over a three-year period. The stock options expire 10 years from the date of grant. Stock options are granted at exercise prices equal to the fair value of the Company's common stock at the date of the grant.

As of December 28, 2001, options for 1,093,668 shares were available for future grants under the plans. The weighted average remaining contractual life is seven years.

The fair value of stock options granted subsequent to the Company's Initial Public Offering on September 29, 2000 was the closing stock price on the date of grant. The Compensation Committee of the Board of Directors had determined the fair value of the stock options granted prior to September 29, 2000. In the absence of a "regular, active public market," and based in part on independent valuations of the Company's stock as of December 31, 1999 and 1998 and consideration of comparable companies, the fair value of the common stock underlying stock options granted in 1999 was estimated to be $15.00 per share.

A summary of the transactions under the 1997 Plan and 1998 Plan for 1999, 2000 and 2001 follows:

	Option Activity	Weighted-Average Exercise Price
Balance at January 2, 1999	455,907	$ 5.00
Options granted	138,457	15.00
Options exercised	(20,668)	5.00
Options forfeited	(63,439)	5.75
Balance at December 31, 1999	510,257	7.60
Options granted	83,472	15.49
Options exercised	(47)	15.00
Options forfeited	(2,997)	15.00
Balance at December 29, 2000	590,685	8.70
Options granted	101,934	26.06
Options exercised	(11,340)	6.06
Options forfeited	(14,960)	9.58
Balance at December 28, 2001	666,319	11.38
Options exercisable at:		
December 31, 1999	133,325	$7.05
December 29, 2000	245,759	$7.66
December 28, 2001	442,526	$8.38

Of the options outstanding as of December 28, 2001, 358,218 options were at an exercise price of $5.00, 202,996 options were at a range of exercise prices of $15.00 to $16.00, 39,659 options were at a range of exercise prices of $20.00 to $26.00 and 65,446 options were at a range of exercise prices of $27.50 to $32.48. The exercise prices of outstanding options approximated their weighted average exercise prices.

No compensation cost has been recognized in the consolidated financial statements because the option exercise price was equal to the estimated fair market value of the underlying stock on the date of grant. The weighted average grant date fair value of options granted was $16.02 in 2001, $9.06 for 2000 and $5.45 for 1999.

The Company has determined the pro forma information as if the Company had accounted for stock options granted under the fair value method of SFAS No. 123. The binomial option pricing model was used with the following weighted average assumptions: risk free interest rates of 5.00%, 6.37% and 6.55% in 2001, 2000 and 1999, respectively; no dividend yield; expected common stock market price volatility factor of 55% in 2001, 48% in 2000, and effectively zero in 1999; and a weighted average expected life of the options of 7 years. As prescribed by SFAS No. 123, pro forma net income (loss), basic and diluted earnings (loss) per share would have been $7,880,000, $0.40, $0.40; $(1,365,000), $(0.10), $(0.10); and $(2,975,000), $(0.24), $(0.24) for 2001, 2000 and 1999, respectively. These pro forma calculations assume the common stock is freely tradable for all years presented and, as such, the impact is not necessarily indicative of the effects on reported net income of future years.

11. Income Taxes

The components of income tax expense (benefit) attributable to continuing operations for 2001, 2000 and 1999, consisted of the following:

(dollars in thousands)	2001	2000	1999
Federal:			
Current	$ 3,839	$ -	$ (702)
Deferred	2,365	411	685
	6,204	411	(17)
State:			
Current	742	41	(1,588)
Deferred	(7)	159	1,000
	735	200	(588)
Income tax expense (benefit)	$ 6,939	$ 611	$(605)

The net deferred tax asset includes the following:

(dollars in thousands)	December 28, 2001	December 29, 2000
Deferred tax asset - current	$ 2,888	$ 1,863
Deferred tax asset - non current	5,417	8,800
Net deferred tax asset	$ 8,305	$10,663

The tax effect of major temporary differences that give rise to the Company's net deferred tax asset are as follows:

(dollars in thousands)	December 28, 2001	December 29, 2000
Amortization of intangible assets	$4,501	$ 6,714
Allowance for obsolete inventory and Uniform Capitalization	1,546	683
Accrued liabilities and deferred compensation	1,661	1,335
Depreciation	(2,169)	(2,115)
Restructuring reserves	91	113
Tax credits	2,614	1,287
Net operating loss carryforwards	61	2,646
Net deferred tax asset	$8,305	$10,663

In assessing the reliability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the Initial Public Offering and simultaneous reduction of indebtedness and interest expense, as well as projections for future taxable income over the years in which the deferred assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 28, 2001. Accordingly, no valuation allowance has been recorded.

The deferred tax asset ascribed to the amortization of intangible assets of $4,501,000 at December 28, 2001 and $6,714,000 at December 29, 2000 is primarily attributable to the 1997 expensing of purchased in-process research, development and engineering costs.

The provision for income taxes differs in each of the years from the federal statutory rate due to the following:

	2001	2000	1999
Statutory rate	35.0 %	35.0 %	35.0 %
State taxes	2.9	(1.7)	(30.2)
Federal and state tax credits	-	-	20.4
Other	(0.5)	4.2	0.9
Effective tax rate	37.4 %	37.5 %	26.1 %

12. Capital Stock

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, $.001 par value per share and 100,000,000 shares of preferred stock, $.001 par value per share. There are no preferred shares issued or outstanding. Under the terms of the New Credit Facility, the Company may pay dividends in an amount up to 50% of net income. Holders of common stock have one vote per share.

In July 2001, the Company completed an additional stock offering of 7.8 million shares comprised of 5.8 million shares sold by existing shareholders and 2.0 million newly issued shares. The Company received $43.6 million in net proceeds to be used for general corporate purposes including acquisitions and debt reduction.

On September 29, 2000, the Company conducted its Initial Public Offering. Together with the underwriter's over-allotment, the Company issued 5,750,000 shares in October 2000 and realized proceeds of approximately $84.0 million, net of issuance costs.

Subscribed common stock receivable consisted of promissory notes, bearing interest at 6.4% (the "Applicable Federal Rate" at the time the notes were issued) extended by the Company to management stockholders to facilitate the purchase of 336,800 shares of common stock. In connection with the Initial Public Offering, the management stockholders tendered to the Company the requisite number of common stock shares

at $16.00 per share to satisfy, in full, the outstanding promissory notes.

13. Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. The Company does not believe that any such pending activities should have a material adverse effect on its results of operations or financial position.

The Company is a party to various license agreements through 2018 to manufacture and sell components for use in medical implants and various commercial applications.

Operating Leases - The Company is a party to various operating lease agreements for office and manufacturing space. The Company incurred operating lease expense of $909,000, $834,000 and $807,000 for 2001, 2000 and 1999, respectively. Included in each year is $211,000 paid to a related party under a non-cancelable operating lease which expires in 2006.

The Company is a party to an operating lease to a related party under a non-cancelable operating lease which expires in 2006. The Company believes the rental amount to be reflective of arms-length, market-based rates for similar structures.

If all lease extension options are exercised as expected by Company management, minimum future annual operating lease payments over the next five years for the Company are $575,000 in 2002; $355,000 in 2003; $285,000 in 2004; $289,000 in 2005; and $259,000 in 2006.

14. Business Segment Information

The Company operates its business in two reportable segments: medical and commercial power sources. The medical segment designs and manufactures power sources, capacitors and components used in implantable medical devices, which are instruments that are surgically inserted into the body to provide diagnosis or therapy. The commercial power sources segment designs and manufactures non-medical power sources for use in aerospace, oil and gas exploration and oceanographic equipment.

The Company's medical segment includes three product lines that have been aggregated because they share similar economic characteristics and similarities in the areas of products, production processes, types of customers, methods of distribution and regulatory environment. The three product lines are implantable power sources, capacitors and medical components.

The reportable segments are separately managed, and their performance is evaluated based on income from operations. Management defines segment income from operations as gross profit less costs and expenses attributable to segment specific selling, general and administrative and research, development and engineering. Non-segment specific selling, general and administrative expenses, research, development and engineering expenses, interest expense, intangible amortization and non-recurring items are not allocated to reportable segments. Revenues from transactions between the two segments are not significant. The accounting policies of the segments are the same as those described in Note 2.

An analysis and reconciliation of the Company's business segment information to the respective information in the consolidated financial statements is as follows:

(dollars in thousands)	2001	2000	1999
Revenues:			
Medical	$ 107,654	$ 83,789	$69,224
Commercial power sources	27,921	14,001	10,011
Total revenues	$ 135,575	$ 97,790	$79,235
Segment income from operations:			
Medical	$ 39,008	$ 30,005	$29,006
Commercial power sources	8,796	3,494	2,711
Total segment income from operations	47,804	33,499	31,717
Unallocated	(29,274)	(31,868)	(34,031)
Income (loss) before income taxes	$ 18,530	$ 1,631	$(2,314)
Depreciation and amortization:			
Medical	$ 5,243	$ 4,826	$ 3,699
Commercial power sources	536	377	301
Total depreciation included in segment income from operations	5,779	5,203	4,000
Unallocated depreciation and amortization	8,150	6,899	7,363
Total depreciation and amortization	$ 13,929	$ 12,102	$11,363
Expenditures for tangible long-lived assets, excluding acquisitions:			
Medical	$ 7,074	$ 4,061	$ 6,700
Commercial power sources	504	82	72
Total reportable segments	7,578	4,143	6,772
Unallocated long-lived tangible assets	2,137	385	1,680
Total expenditures	$ 9,715	$ 4,528	$ 8,452

	December 28, 2001	December 29, 2000
Identifiable assets, net:		
Medical	$ 63,510	$ 44,320
Commercial power sources	16,177	9,673
Total reportable segments	79,687	53,993
Unallocated assets	203,833	127,654
Total assets	$283,520	$181,647

Net revenues by geographic area are presented by attributing revenues from external customers based on where the products are sold.

(dollars in thousands)	2001	2000	1999
Revenues by geographic area:			
United States	$ 92,391	$68,179	$58,644
Foreign countries	43,184	29,611	20,591
Consolidated revenues	$135,575	$97,790	$79,235

	December 28, 2001	December 29, 2000
Long-lived assets:		
United States	$188,645	$151,706
Foreign countries	—	—
Consolidated long-lived assets	$188,645	$151,706

Two customers accounted for approximately 66%, 65% and 64% of sales for 2001, 2000 and 1999, respectively. Two customers accounted for approximately 52% and 52% of the outstanding accounts receivable as of December 28, 2001 and December 29, 2000, respectively.

15. Quarterly Sales and Earnings Data - Unaudited

(In thousands, except per share data)	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
2001				
Revenues	$34,692	$38,325	$32,987	$29,571
Gross profit	15,591	16,648	14,609	14,011
Income before extraordinary loss	2,711	3,312	2,649	2,919
Net income (loss)	2,711	3,312	2,649	(75)[(a)]
Earnings per share before extraordinary loss - basic	0.13	0.17	0.14	0.16
Earnings per share before extraordinary loss - diluted	0.13	0.16	0.14	0.15
Earnings per share - basic	0.13	0.17	0.14	0.00
Earnings per share - diluted	0.13	0.16	0.14	0.00
2000				
Revenues	$27,950	$23,256	$23,408	$23,176
Gross profit	12,419	9,726	9,959	10,240
Income (loss) before extraordinary loss	2,656	(860)	(383)	(393)
Net income (loss)	1,088[(c)]	(860)	(383)	(393)
Earnings (loss) per share before extraordinary loss - basic	0.14	(0.07)	(0.03)	(0.03)
Earnings (loss) per share before extraordinary loss - diluted	0.14	(0.07)	(0.03)	(0.03)
Earnings (loss) per share - basic[(b)]	0.06	(0.07)	(0.03)	(0.03)
Earnings (loss) per share - diluted[(b)]	0.06	(0.07)	(0.03)	(0.03)

(a) Amount includes an extraordinary loss for the extinguishment of debt in the amount of $2,994,000, net of tax.
(b) Per share data has been restated for all periods to reflect a one for three reverse stock split effective May 18, 2000 and a three for five reverse stock split effective August 15, 2000.
(c) Amount includes an extraordinary loss for the extinguishment of debt in the amount of $1,568,000, net of tax.

Transfer Agent:

Please direct questions about address changes, stock transfers, lost or stolen certificates, and any other account questions to:

Mellon Investor Services
44 Wall Street, 6th Floor
New York, NY 10005
917-320-6240

Stock Listing:

New York Stock Exchange (Stock Symbol: GB)

Price Range of WGT Stock

2001 Fiscal Qtr.	**1st Qtr.**	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
High	$ 28.00	$ 33.38	$ 29.30	$ 38.85
Low	$ 18.50	$ 17.26	$ 23.00	$ 25.50
Close	$ 18.99	$ 29.00	$ 29.30	$ 36.51
2000 Fiscal Qtr.	**1st Qtr.**	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
High	-	-	$ 22.88	$ 29.88
Low	-	-	$ 22.88	$ 21.75
Close	-	-	$ 22.88	$ 28.25

Independent Auditors:

Deloitte & Touche LLP
Buffalo, NY

Corporate Counsel:

Hodgson Russ LLP
One M&T Plaza, Suite 2000
Buffalo, NY

Annual Meeting:

The Annual Meeting will be held on
Friday, May 17, 2002
at Samuel's Grande Manor
8750 Main Street
Williamsville, NY 14221

Global Headquarters:

9645 Wehrle Drive
Clarence, NY 14031
716-759-6901

Investor Relations:

Shareholders and financial analysts may direct any correspondence for WGT to
10,000 Wehrle Drive, Clarence, NY 14031
Fax: 716-759-5672
Phone or email:
Ernest J. Norman, Esq.
Director of Investor Relations and Corporate Communications
Assistant Secretary
716-759-5689
enorman@greatbatch.com

Website:

Information about Wilson Greatbatch Technologies can be found on our web page at www.greatbatch.com

Form 10-K

A copy of WGT's Form 10-K as filed with the Securities and Exchange Commission can be obtained by calling the Assistant Secretary's Office at 716-759-5689, or it can be obtained through our website at www.greatbatch.com

Board of Directors:

Robert E. Rich, Jr., Director[a]

President

Rich Products Corporation

Bill R. Sanford, Director[a]

Chairman

SYMARK LLC

William B. Summers, Jr., Director[a][b]

Chairman

McDonald Investments, Inc.

Peter H. Soderberg, Director

President

Welch Allyn, Inc.

Edward F. Voboril, Chairman of the Board

President & CEO

Wilson Greatbatch Technologies, Inc.

Henry Wendt, Director[b]

Chairman

Computerized Medical Systems, Inc.

(a) Member of the Audit Committee
(b) Member of the Compensation Committee

Management:

Edward F. Voboril

Chairman of the Board, President and Chief Executive Officer

Susan M. Bratton

Vice President, Corporate Quality

V.W. Brinkerhoff, III

Vice President

General Manager, Implantable Capacitors

Larry T. DeAngelo

Senior Vice President, Administration and Secretary

Steven J. Ebel

General Manager, Electrochem

Frank J. Forkl, Jr., CPA

Controller

Curtis F. Holmes, PhD

Group Vice President, Components Group

Ricky S. Kline

General Manager, Engineered Components

Gary G. Moore

General Manager, Greatbatch-Sierra, Inc.

Ernest J. Norman, Esq.

Assistant Secretary

William M. Paulot

General Manager, Emerging Technologies

Robert C. Rusin

General Manager, Implantable Power Sources

Peter E. Samek

Vice President, Corporate Development

Esther S. Takeuchi, PhD

Vice President, Research and Development

David E. Waters

Vice President, Marketing

OPERATIONS:

Implantable Power Sources
10,000 Wehrle Drive
Clarence, NY 14031

Capacitor Operations
4455 Genesee Street
Cheektowaga, NY 14225

Engineered Components
4096 Barton Road
Clarence, NY 14031

Greatbatch-Hittman, Inc.
9190 Red Branch Road
Columbia, MD 21045

Greatbatch-Sierra, Inc.
5200 Sigstrom Drive
Carson City, NV 89706

Electrochem
10,000 Wehrle Drive
Clarence, NY 14031

100 Energy Drive
Canton, MA 02021

THE POWER TO DO GREAT THINGS™

Wilson Greatbatch Technologies, Inc. / 10,000 Wehrle Drive / Clarence, New York 14031 / 716-759-6901 / www.greatbatch.com

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